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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CYTRX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

232828 30 1

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 232828 30 1	13G	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jack J. Luchese

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 7. Sole Dispositive Power 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 232828 30 1	13G	Page 3 of 4

Item 1.

(a)	Name of Issuer: Cytrx Corporation

(b)	Address of Issuer’s Principal Executive Offices:

11726 San Vicente Blvd. Suite 650 Los Angeles, CA 90049

Item 2.

(a)	Name of Person Filing: Jack J. Luchese

(b)	Address of Principal Business Office or, if None, Residence: 2096 Olde Town Avenue Destin, Florida 32550

(c)	Citizenship: United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 232828 30 1

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 232828 30 1	13G	Page 4 of 4

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

	(b)	Percent of Class:

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

		(ii)	Shared power to vote or to direct the vote

		(iii)	Sole power to dispose or to direct the disposition of

		(iv)	Shared power to dispose or to direct the disposition of

Item 5.

Ownership of More than Five Percent or Less of a Class.

If this statement is being filed to report as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

SIGNTURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

Signature

Jack J. Luchese

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations

(See 18 U.S.C. 1001)